UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room 1106, 10 / F, No. 19, North East Third Ring Road,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appointment of Independent Director

On February 27, 2022, the board of directors of TIAN RUIXIANG Holdings Ltd, or the Company, appointed Ms. Ning Wang as an independent director and the chairperson of the nominating and corporate governance committee of the Company, effective immediately.

Ms. Wang has experience in corporate governance and management. Since October 2013, she has served as the chief financial officer and a director of Beijing Ningyi Culture Development Co., Ltd., responsible for the operation and financial management of the Company. From January 2010 to October 2012, she served as the chief financial officer and a director of Beijing Biye Qingxi Outdoor Sports Co., Ltd. Ms. Wang graduated from Beijing Normal University in 2005 with a Bachelor's degree in Chinese language and literature.

Ms. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: February 28, 2022	By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer